I.  GENERAL IDENTIFYING INFORMATION

1.  Reason fund is applying to deregister:

[ ]	Merger
[x]	Liquidation
[ ]	Abandonment of Registration
[ ]	Election of status as a Business Development Company

 2. Name of fund:

T. Rowe Price Capital Appreciation & Income Fund, Inc.

 3. Securities and Exchange Commission File No.:

811-23212

 4.  Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[x]	Initial Application	[x]	Amendment

 5.  Address of Principal Executive Office:

100 E. Pratt Street Baltimore, MD 21202

 6.  Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Darrell N. Braman, Esquire T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, Maryland 21202 (410) 345-2013

 7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

The records held in accordance with rules 31a-1 and 31a-2 are kept by T. Rowe Price Associates, Inc. and T. Rowe Price Services, Inc. (investment adviser and transfer agent)

Investment Adviser:

T. Rowe Price Associates, Inc.

100 East Pratt Street

Baltimore, Maryland 21202

Attn.: John Ratzesberger

(410) 345-2204

As the Registrant’s investment adviser, T. Rowe Price Associates, Inc. is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

Transfer Agent:

T. Rowe Price Services, Inc.

100 East Pratt Street

Baltimore, Maryland 21202

Attn.: Laura Chasney

(410) 345-4882

As the Registrant’s transfer agent, T. Rowe Price Services, Inc. is responsible for maintaining share transaction and other shareholder records.

 8.  Classification of fund (check only one):

[x]	Management company
[ ]	Unit investment trust
[ ]	Face-amount certificate company

 9.   Subclassification if the fund is a management company:

[x]	Open-end	[ ]	Closed-end

 10.   State law under which the fund was organized or formed:

Maryland

 11.  Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser: T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, Maryland 21202

 12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

T. Rowe Price Investment Services, Inc. 100 East Pratt Street Baltimore, Maryland 21202

 13.  If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):
Not applicable.
(b) Trustee’s name(s) and address(es):
Not applicable.

 14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

[ ]	Yes	[x]	No

If Yes, for each UIT state:
Name(s):
File No.:
Business Address:

 15.  (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x]	Yes	[ ]	No

If Yes, state the date on which the board vote took place: March 11, 2019

If No, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place: March 12, 2019

If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

 16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x]	Yes	[ ]	No

 (a)  If Yes, list the date(s) on which the fund made those distributions:

March 14, 2019

 (b)  Were the distributions made on the basis of net assets?

[x]	Yes	[ ]	No

 (c)  Were the distributions made pro rata based on share ownership?

[x]	Yes	[ ]	No

 (d)  If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

 (e)  Liquidations only:

 Were any distributions to shareholders made in kind?

[ ]	Yes	[x]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

 17.  Closed-end funds only:

 Has the fund issued senior securities?

[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

 18.  Has the fund distributed all of its assets to the fund’s shareholders?

[x]	Yes	[ ]	No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

 19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[x]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

 20.  Does the fund have any assets as of the date this form is filed?

[ ]	Yes	[x]	No

If Yes,

(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)  Why has the fund retained the remaining assets?

(c)  Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

 21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[x]	No

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

 22.  (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$0.00
(ii)	Accounting expenses:	$0.00
(iii)	Other expenses (list and identify separately): Registration Expenses (Blue Sky) Organizational Expenses	$211,412.00 $7,917.51
(iv)	Total expenses (sum of lines (i)-(iii) above):	$219,329.51

(b) How were those expenses allocated?

All expenses of the Applicant connected to the liquidation were borne by T. Rowe Price Associates, Inc., the fund’s investment adviser.

(c) Who paid those expenses?

All expenses of the Applicant connected to the liquidation were borne by T. Rowe Price Associates, Inc., the fund’s investment adviser.

(d) How did the fund pay for unamortized expenses (if any)?

 23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[x]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

 24.   Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[x]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

 25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[x]	No

If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

 (a)  State the name of the fund surviving the Merger:

 (b) State the Investment Company Act file number of the fund surviving the Merger:

 (c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

Form:
Filing Nos.:
Filing Date:

 (d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that:

(i)	she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of T. Rowe Price Capital Appreciation & Income Fund, Inc.
(ii)	she is the Treasurer of the T. Rowe Price Capital Appreciation & Income Fund, Inc.
(iii)	all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/Catherine D. Mathews	April 24, 2019
Catherine D. Mathews	Date
Treasurer